Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut

Scott C. Durocher
Assistant Vice President and
Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

December 19, 2017

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:            Lincoln Life & Annuity Company of New York
Lincoln New York Account N for Variable Annuities (File No. 811-09763)
CIK No. 0001093278
Lincoln Investor® Advantage Class Variable Annuity (File No. 333-222053)
SEC Accession No. 0000726865-17-000323
Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), Lincoln Life & Annuity Company of New York (the "Company") and Lincoln New York Account N for Variable Annuities (the "Separate Account") hereby request the withdrawal of the above-referenced registration statement on Form N-4, filed with the Securities and Exchange Commission on December 14, 2017 (the "Registration Statement").

The Registration Statement has not yet become effective. No securities were sold in connection with the Registration Statement. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

The Company has decided not to offer the product filed under the Registration Statement at this time.

If you have any questions regarding this matter, please contact the undersigned at (860) 466-1222.

Sincerely,
Scott C. Durocher